UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

BONTAN CORPORATION INC.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

09852M101

(CUSIP Number)

Pinetree Capital Ltd.

The Exchange Tower

130 King Street West, Suite 2500

Toronto, Ontario, Canada

M5X 2A2

Telephone: (416) 941-9600

Attention: Gerry Feldman

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

November 1, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree Resource partnership
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ONTARIO, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 9,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See items 2 and 5)
	10	shared dispositive power 9,000,000 (See Items 2 and 5)
11		aggregate amount beneficially owned by each reporting person 9,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 10.6% (See items 2 and 5)
14		type of reporting person (See Instructions) PN

Page 2 of 12 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree capital investment corp.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ONTARIO, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 9,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 9,000,000 (See Items 2 and 5)
11		aggregate amount beneficially owned by each reporting person 9,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 10.6% (See item 5)
14		type of reporting person (See Instructions) Co

Page 3 of 12 pages

CUSIP No. 09852M101

1		names of reporting persons Emerald Capital Corp.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization Alberta, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 9,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 9,000,000 (See Items 2 and 5)
11		aggregate amount beneficially owned by each reporting person 9,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 10.6% (See item 5)
14		type of reporting person (See Instructions) Co

Page 4 of 12 pages

CUSIP No. 09852M101

1		names of reporting persons Pinetree Capital Ltd.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization ONTARIO, CANADA
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 9,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 9,000,000 (See Items 2 and 5)
11		aggregate amount beneficially owned by each reporting person 9,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 10.6% (See item 5)
14		type of reporting person (See Instructions) Co

Page 5 of 12 pages

CUSIP No. 09852M101

1		names of reporting persons Sheldon Inwentash
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) PF
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization CANADA
	7	sole voting power 6,218,010 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 9,000,000 (See Items 2 and 5)
	9	sole dispositive power 6,218,010 (See Items 2 and 5)
	10	shared dispositive power 9,000,000 (See Items 2 and 5)
11		aggregate amount beneficially owned by each reporting person 15,218,010 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 17.2% (See item 5)
14		type of reporting person (See Instructions) IN

Page 6 of 12 pages

This Amendment No. 7 (this "Amendment") amends the Statement on Schedule 13D filed on April 27, 2006 (the "Schedule 13D"), as previously amended by Amendment No. 1 thereto, filed on May 5, 2006, Amendment No. 2 thereto, filed on September 23, 2009, Amendment No. 3 thereto (on Schedule 13G), filed on November 25, 2009, Amendment No. 4 thereto (on Schedule 13G), filed on February 5, 2010, Amendment No. 5 thereto, filed on April 12, 2010 (“Amendment No. 5”), and Amendment No. 6 thereto, filed on September 29, 2010, by Pinetree Resource Partnership, Pinetree Capital Investment Corp., Emerald Capital Corp., Pinetree Capital Ltd. and Sheldon Inwentash. All capitalized terms used but not defined herein shall have the meanings assigned to them in Amendment No. 5. Except as provided herein the Schedule 13D (as previously amended) is unmodified.

Item 2. Identity and Background.

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of Pinetree Resource, Pinetree Capital, PCIC and Emerald are set forth on Annex A hereto. Inwentash is a Canadian citizen.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 9,000,000 Common Shares (the “PR Shares”), representing approximately 10.6% of the number of Common Shares outstanding. The PR Shares include 2,000,000 Common Shares issuable upon exercise of warrants at a price of $0.20 per share expiring March 31, 2014, 2,500,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring January 29, 2015, and 1,500,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring March 29, 2015. As of the date hereof, Inwentash is deemed to beneficially own an aggregate of 15,218,010 Common Shares, representing approximately 17.2% of the number of Common Shares outstanding. This amount includes the PR Shares and 6,218,010 Common Shares that Inwentash owns directly (the “Inwentash Shares”). The Inwentash Shares include 1,000,000 Common Shares issuable upon exercise of warrants at a price of $0.20 per share expiring March 31, 2014, 2,000,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring January 29, 2015, and 1,000,000 Common Shares issuable upon exercise of warrants at a price of $0.35 per share expiring March 29, 2015. According to a report on Form 6-K filed by the Company on August 24, 2012, the Company had a total of 78,714,076 Common Shares outstanding on June 30, 2012.

(b)	By virtue of Pinetree Resource’s direct ownership of the PR Shares and Pinetree Capital, PCIC and Emerald’s ownership and control of Pinetree Resource, Pinetree Capital, PCIC, Emerald and Pinetree Resource may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.

Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares. By virtue of his position as Chief Executive Officer of Pinetree Capital, Inwentash may be deemed to have shared power to vote the PR Shares. Inwentash disclaims beneficial ownership of the PR Shares.

(c)	Pinetree Resource effected the following transactions in the Company’s securities within the past 60 days:

Page 7 of 12 pages

Date	Securities sold	Price per Unit	Nature of Transaction
October 25, 2012	69,600	$0.0604	Open market sale
October 26, 2012	430,400	$0.0512	Open market sale
November 1, 2012	500,000	$0.0505	Open market sale

Inwentash did not effect any transactions in the Company’s securities within the past 60 days

(d)	Not applicable.

(e)	Not applicable.

Page 8 of 12 pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 6, 2012

PINETREE RESOURCE PARTNERSHIP

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: Authorized Signing Officer

PINETREE CAPITAL INVESTMENT CORP.

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: Chief Financial Officer

EMERALD CAPITAL CORP.

By:	/s/ Sheldon Inwentash
Name: Sheldon Inwentash
Title: President

PINETREE CAPITAL LTD.

By:	/s/ Gerry Feldman
Name: Gerry Feldman
Title: Vice President, Corporate Development and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Page 9 of 12 pages

Annex A

Executive Officers and Directors

Pinetree Capital Ltd.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director and Chief Executive Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Gerry Feldman Canadian citizen	Vice President, Corporate Development and Chief Financial Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Richard Patricio Canadian citizen	Vice President, Legal & Corporate Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Bruno Maruzzo Canadian citizen	Director of Pinetree Capital Principal of Technoventure Inc., a business consulting company 800 Petrolia Road, Unit 15 Toronto, Ontario, M3J 3K4, Canada

Ron Perry Canadian citizen	Director of Pinetree Capital Principal of Briolijor Corporation, a business consulting company 28 Appleglen Hudson, Quebec, J0P 1H0, Canada

Gerry Goldberg Canadian citizen	Director of Pinetree Capital Partner of Schwartz Levitsky Feldman, LLP 1167 Caledonia Road Toronto, Ontario M6A 2X1, Canada

Andrew Fleming Canadian citizen	Director of Pinetree Capital Senior Partner, Ogilvy Renault Royal Bank Plaza, South Tower 200 Bay Street, Suite 3800 Toronto, Ontario, M5J 2Z4, Canada

Page 10 of 12 pages

Marshall Auerback Canadian citizen	Director of Pinetree Capital Independent Businessman 817 Pearl Street Denver, CO 80203 USA

Pinetree Resource Partnership

Name and Citizenship	Principal Occupation or Employment and Business Address
Sheldon Inwentash Canadian citizen	Authorized Signing Officer of Pinetree Resource Chief Executive Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Gerry Feldman Canadian citizen

Authorized Signing Officer of Pinetree Resource

Vice President, Corporate Development and Chief Financial Officer of

Pinetree Capital Ltd.

The Exchange Tower

130 King Street West, Suite 2500

Toronto, Ontario, M5X 2A2, Canada

Richard Patricio Canadian citizen	Authorized Signing Officer of Pinetree Resource Vice President, Legal & Corporate of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Pinetree Capital Investment Corp.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director and President Chief Executive Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Gerry Feldman Canadian citizen	Director and CFO Vice President, Corporate Development and Chief Financial Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Page 11 of 12 pages

Emerald Capital Corp.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director, President and Secretary-Treasurer of Emerald Capital Chief Executive Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 2A2, Canada

Page 12 of 12 pages